FORM 8-A

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                      _________________

      FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934


              SOUTHWEST SECURITIES GROUP, INC.
   (Exact name of registrant as specified in its charter)

           Delaware                     75-2040825
(State or other jurisdiction of      (I.R.S. Employer
incorporation or organization)     Identification No.)

1201 Elm Street, Suite 3500, Dallas Texas 75270
(Address of principal executive offices)(Zip Code)


Securities to be registered pursuant to Section 12(b) of the
Act:

     Title of each class      Name of each exchange on which
     to be so registered     each class is to be registered

        Common Stock,         New York Stock Exchange, Inc.
        par value $.10

  If this form relates to the registration of a class of
  securities pursuant to Section 12(b) of the Exchange Act
  and is effective pursuant to General Instruction A.(c),
  check the following box.  [   ]

  If this form relates to the registration of a class of
  securities pursuant to Section 12(g) of the Exchange Act
  and is effective pursuant to General Instruction A.(d),
  check the following box.  [   ]

    Securities Act registration statement file number to which this form relates N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the
Act:
                            None.

Item 1.   Description of Registrant's Securities to be
Registered.

     General. The capital stock of Southwest Securities Group, Inc. (the "Company") to be registered on The New York Exchange, Inc. (the "Exchange"), is the Company's common stock with a par value of $.10 per share (the "Common Stock"). Prior to listing on the Exchange, the Common Stock has been listed on The NASDAQ Stock Market.

     Each holder of Common Stock is entitled to one vote for each share held with respect to all matters upon which stockholders have a right to vote. Holders of shares of Common Stock have no preemptive rights or cumulative voting rights. Dividends that may be declared on the Common Stock will be paid in an equal amount to the holder of each share. There are no redemption or sinking fund provisions and there is no liability to further calls or to assessments by the Company.

     In the event of liquidation of the Company, the holders of Common Stock will be entitled to share ratably in any proceeds available for distribution after payment of all claims of creditors and the distribution required to be made to holders of any preferred stock which may be outstanding.

     Potential Issuances of Preferred Stock.  The Company's
Board of Directors may, without further action by the Company's stockholders, from time to time direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common
Stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

     By-Law Provision. The Company's wholly-owned subsidiary, Southwest Securities, Inc., is a member of the Exchange. In connection with Exchange rules that require any person who controls an Exchange member to be approved by the Exchange, the By-Laws of the Company provide that whenever a person who is required to be approved by the Exchange fails or ceases to be so approved, the Company may, at its option, redeem or convert to a fixed income security such of its voting stock as may be necessary to reduce such person's ownership of voting stock in the Company below that level which enables such person to exercise controlling influence over the management or policies of the Company.

     Delaware Anti-takeover Statute. Section 203 of the Delaware General Corporation Law generally prohibits an "interested stockholder" (defined generally as a person owing 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that such person became an interested stockholder unless, among other exceptions, (a) before that person became an interested stockholder, the Board of Directors of the Company approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon the consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (subject to certain exclusions), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Board of Directors of the Company and authorized by at least two-thirds of the outstanding voting stock of the Company not owned by the interested stockholder. By virtue of the Company's decision not to opt out of the statute's provisions, the statute applies to the Company.



Item 2.   Exhibits.

     All Exhibits required by Instruction II to Item 2 will be supplied to The New York Stock Exchange, Inc.


                         SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                    SOUTHWEST SECURITIES GROUP, INC.



                    By:/s/ DAVID GLATSTEIN______
                    David Glatstein
                    President and Chief Executive Officer




Dated: September 19, 1997